

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

———————

FORM 11-K

02041828

(Mark one):

[x]   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**
For the fiscal year ended December 31, 2001

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from _____ to _____

Commission file number 1-12852

ROUGE STEEL COMPANY SAVINGS PLAN FOR SALARIED EMPLOYEES
(Full Title of the Plan)

ROUGE INDUSTRIES, INC.
3001 Miller Road
P.O. Box 1699
Dearborn, Michigan 48121-1699
(Name of Issuer of the Securities Held Pursuant to the
Plan and the Address of its Principal Executive Offices)



Rouge Steel Company Savings Plan for Salaried Employees
Financial Statements
December 31, 2001 and 2000

ROUGE STEEL COMPANY

SAVINGS PLAN FOR SALARIED EMPLOYEES

Index to Financial Statements and Supplemental Schedules

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Participants and Administrator of
the Rouge Steel Company Savings Plan
for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rouge Steel Company Savings Plan for Salaried Employees (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 17, 2002

Rouge Steel Company
Savings Plan for Salaried Employees
Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
Assets:		
Investments (See Note 3)	$60,972,406	$88,824,753
Receivables:		
Other receivables/pending transactions	230	448,388
Total receivables	230	448,388
Total assets	60,972,636	89,273,141
Liabilities:		
Other liabilities/pending transactions	0	0
Total liabilities	0	0
Net assets available for benefits	$60,972,636	$89,273,141

See accompanying notes to the financial statements.

Rouge Steel Company
Savings Plan for Salaried Employees
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001
Additions:	
Additions to net assets attributed to:	
Investment income/(loss):	
Net appreciation/(depreciation) in fair value of investments (See Note 3)	($20,887,469)
Interest	116,897
Dividends	2,743,683
Total investment income/(loss)	(18,026,889)
Contributions:	
Participant	2,229,424
Employer	0
	2,229,424
Total investment income/(loss) and contributions	(15,797,465)
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	(12,503,040)
Administrative expenses	0
Total deductions	(12,503,040)
Net increase/(decrease)	(28,300,505)
Net assets available for benefits:	
Beginning of year	89,273,141
End of year	$60,972,636

See accompanying notes to the financial statements.

ROUGE STEEL COMPANY

SAVINGS PLAN FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Rouge Steel Company Savings Plan for Salaried Employees (the Plan) are prepared in accordance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). Financial statements are prepared on the accrual basis of accounting, which includes interest and dividend income, realized and unrealized gains/losses (net appreciation/depreciation), and employer contributions. Benefit payments to participants are recorded when made. Investments are stated at fair value, principally determined by quoted market prices, as certified by the Plan trustee, Putnam Investments. Participant loans receivable are valued at cost which approximates fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and revenues. Actual results could differ from those estimates.

NOTE 2 - PLAN DESCRIPTION:

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a voluntary, defined contribution savings plan which was adopted by Rouge Steel Company (Rouge or the Company) by agreement dated December 15, 1989 and ratified by Board action on November 28, 1990.

Eligibility

Through October 31, 2000 all salaried employees of the Company who had completed one year of service, as defined by the Plan, were eligible to participate. Effective November 1, 2000 eligibility to participate was changed to beginning the first of the fourth month following the date of hire.

Administration

The Company has created a Savings Plan Committee (the Committee) to administer the Plan and to interpret its provisions. Administrative expenses are paid by the Plan or by the Company at the discretion of the administrator. During 2001 and 2000, the Company paid all administrative fees of the Plan. Putnam Investments (the Trustee) is the current trustee of the Plan.

Contributions

Participants may elect to make contributions to the Plan, through payroll deductions, from a minimum of 1% of their base salary, as defined in the Plan, to a maximum of 25% of their base salary (with a 20% limit for pre-tax savings, 10% limit for after-tax savings). Company matching contributions

to the Plan are made as a variable percentage of employee contributions up to 10% of base salary. Company matching contributions are invested in Rouge Industries Inc. Stock and generally will remain so invested for at least two calendar years following the calendar year of contribution. This percentage match will increase or decrease automatically based on the Company's quarterly before tax profits, as defined in the Plan, as a percentage of sales in accordance with the following schedule:

Quarterly Before-Tax Profits as a Percentage of Sales	Percentage Match
0.0% to 2.3%	0%
2.3% to 4.6%	25%
4.6% to 6.9%	50%
6.9% to 9.2%	75%
9.2% and over	100%

During 2001, the matching contribution percentage was 0% in accordance with the Plan provisions. Participants may also elect to contribute a portion or all of their profit sharing proceeds in accordance with the terms of the Plan. All participants' contribution accounts are 100% vested at all times. Employer matching contributions vest after four years of service, as defined in the Plan, or at age 65 regardless of service.

The Trustee maintains separate accounts for each participant. Participant contributions are invested in accordance with the participant's election in one or more of several investment options. Earnings on investment options are credited to participant accounts.

Investment Options

Participant contributions can be allocated to investment options in 1% multiples. Participants can change their investment choices for both future contributions and existing account balances, and can suspend contributions by contacting the Trustee.

Forfeitures

If a participant's employment terminates for any reason other than retirement or death before he/she has become 100% vested in his/her employer matching contribution account, the nonvested portion is forfeited. Amounts forfeited are used to pay administrative expenses of the Plan or offset future Company matching contributions.

Payment of Benefits

Distributions from the Plan are allowed upon retirement, in the event of disability, death, attainment of age 59-1/2, termination of employment or hardship. A hardship withdrawal requires approval of the Committee and must meet certain requirements as specified in the Plan.

NOTE 2 - PLAN DESCRIPTION: (continued)

Loans

The Plan permits participants to borrow from their accounts. Participants must file a "Participant Credit Agreement" with the Trustee. They can then apply to the Trustee for a loan. The amount of the loan must be at least $1,000 and may not exceed 50% of the participant's vested account. Loan disbursements may not be drawn from after-tax savings, or company matching contributions. Each loan is secured by the participant's interest in the Plan.

Plan Termination

Although it has expressed no intention to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated or partially terminated, the Company Matching Contribution accounts of all affected participants shall be deemed to have vested under terms set forth in the Plan.

NOTE 3 - INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31,	
Description	2001	2000
Ford Motor Company Common Stock, 1,625,842 and 1,852,502 shares, respectively	$25,558,243	$43,418,014
Putnam New Opportunities Fund, 98,983 and 92,221 shares, respectively	4,056,311	5,405,993
Putnam Voyager Fund, 184,687 shares	3,195,082	NA
Putnam Investors Fund, 584,559 and 639,252 shares, respectively	6,751,656	9,818,907
Putnam Asset Allocation: Balanced Portfolio, 475,809 and 462,507 shares, respectively	4,667,685	5,004,328
Putnam Money Market Fund	5,763,491	7,360,579

During 2001, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(20,887,469) as follows:

Mutual funds	$(7,835,871)
Common stock	(13,051,598)
	$(20,887,469)

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
	2001	2000
Net Assets:		
Rouge Common Stock	$839,795	$856,189

	Year Ended December 31, 2001
Changes in Net Assets:	
Contributions	$100,380
Dividends	34,786
Net appreciation/(depreciation)	(238,844)
Benefits paid to participants	(39,992)
Transfers from/(to) participant-	
directed investments	127,276
	$(16,394)

NOTE 5 - FEDERAL INCOME TAX STATUS:

The Internal Revenue Service has determined and informed the Company by letter dated February 18, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. A determination filing of the amended plan was made in October 2001. The Company is awaiting an IRS ruling on that filing. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

ROUGE STEEL COMPANY
SAVINGS PLAN FOR SALARIED EMPLOYEES

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes
as of December 31, 2001

Party in interest	Identity of Issue, Lessor, Borrower, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Common Stock			
*	Rouge Industries, Inc.	Rouge Industries, Inc. Common Stock - 622,070 Shares	$ 4,115,146	$ 839,795
	Ford Motor Company	Ford Motor Company Common Stock - 1,625,842 Shares		25,558,243
		Total Common Stock		26,398,038
	Shares of Registered Investment Companies			
	Pioneer Capital	Pioneer Capital Growth Fund - 70,469 Shares		1,387,542
*	Putnam Investments	Putnam OTC Emerging Growth Fund - 238,029 Shares		1,785,218
*	Putnam Investments	Putnam New Opportunities Fund - 98,983 Shares		4,056,311
*	Putnam Investments	Putnam International Growth Fund - 72,832 Shares		1,443,523
*	Putnam Investments	Putnam Voyager Fund - 184,687 Shares		3,195,082
*	Putnam Investments	Putnam Investors Fund - 584,559 Shares		6,751,656
*	Putnam Investments	Putnam Fund for Growth and Income - 140,472 Shares		2,489,169
*	Putnam Investments	Putnam Asset Allocation: Growth Portfolio - 35,671 Shares		341,369
*	Putnam Investments	Putnam Asset Allocation: Balanced Portfolio - 475,809 Shares		4,667,685
*	Putnam Investments	Putnam Asset Allocation: Conservative Portfolio - 70,826 Shares		615,479
*	Putnam Investments	Putnam Money Market Fund - 5,763,491 Shares		5,763,491
*	Putnam Investments	Putnam Income Fund - 119,177 Shares		773,458
		Total Registered Investment Companies		33,269,983
	Participant Loans	Loan Funds Receivable - Interest Rates from 5% to 9.5%	$ -	1,304,385
		Maturity dates from 2002 - 2011		
				$ 60,972,406

This schedule has been prepared from data certified by Putnam Investments, trustee of the Plan.

* Putnam Investments and Rouge Steel Company are parties-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Rouge Steel Company Savings Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROUGE STEEL COMPANY SAVINGS PLAN
FOR SALARIED EMPLOYEES

By: _____
Gary P. Latendresse

Date: June 24, 2002

Exhibits.

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP.

EXHIBIT INDEX

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration No. 33-88518, No. 33-88520, No. 333-53741 and No. 333-53743) of Rouge Industries, Inc. of our report dated June 17, 2002 relating to the financial statements and financial statement schedule of Rouge Steel Company Savings Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 24, 2002